(A free translation of the original report in Portuguese on Limited Review of Quarterly Financial Information, prepared in accordance with the requirements of Brazilian Corporate Law)

Petrobras Distribuidora S.A.

Quarterly Report - ITR
September 30, 2001
and Report of Independent Accountants on Limited Review of Interim Financial Information

PricewaterhouseCoopers
Rua da Candelária, 65 11º - 15º
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319

Report of Independent Accountants on Limited Review of Interim Financial Information

November 1, 2001

To the Board of Directors and Stockholders
Petrobras Distribuidora S.A.

1 We have carried out limited reviews of the Quarterly Report for the quarters and periods ended September 30 and June 30, 2001 and September 30, 2000, including the balance sheet, the statement of income, the notes to the financial information and the comments on the Company's performance for these periods, all prepared under the responsibility of the Company's management.

2 Our limited reviews were conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operational matters relating to the procedures adopted for preparing the quarterly financial information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material adjustments that should be made to the Quarterly Report referred to above for it to be in accordance with accounting principles prescribed by Brazilian Corporate Law applicable to the preparation of quarterly financial information, together with the regulations established by the Brazilian Securities Commission - CVM.

4 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statements of cash flow and of value added are presented as additional information, and are not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Luiz Márcio Malzone
Partner
Contador CRC-RJ-31.376-O

(A free translation of the original Quarterly
Financial Information in Portuguese, prepared
in accordance with the requirements of Brazilian
Corporate Law)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2001
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)	4 - NIRE
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02	33.3.0001392-0

01.02 - HEAD OFFICE

1 - FULL ADDRESS						2 - QUARTER OR DISTRICT
RUA GENERAL CANABARRO, 500 - 16° ANDAR						MARACANÃ
3 - CEP (ZIP CODE)	4 - CITY					5-STATE
20271-905	RIO DE JANEIRO					RJ
6-AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX	11 - AREA CODE	12 - FAX
21	3876-4045	3876-4071			21	3876-6996
13 - FAX	14 - FAX					
3876-4974						
15 - E-MAIL						

01.03 - DIRECTOR OF INVESTMENT RELATIONS (BUSINESS ADDRESS)

1 - NAME			2 - FULL ADDRESS			
ABELARDO DE LIMA PUCCINI			RUA GENERAL CANABARRO, 500 - 16° ANDAR			
3 - QUARTER OR DISTRICT		4 - CEP (ZIP CODE)	5 - CITY			6-STATE
MARACANÃ		20271-905	RIO DE JANEIRO			RJ
7- AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX	12 - AREA CODE	13 - FAX No.
21	3876-4045				21	3876-4977
14 - FAX	15 - FAX	16 - E-MAIL				
		rel.invest@br-petrobras.com.br				

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2001	12/31/2001	3	07/01/2001	09/30/2001	2	04/01/2001	06/30/2001
9 - NAME/COMPANY NAME OF AUDITOR						10 - CVM CODE	
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						00287-9	
11 - AUDITOR RESPONSIBLE					12 - CPF (TAXPAYERS REGISTRATION) OF AUDITOR RESPONSIBLE		
LUIZ MÁRCIO MALZONE					019.495.868-04		

01.05 - CURRENT BREAKDOWN OF CAPITAL

NUMBER OF SHARES (Thousand)	1 - CURRENT QUARTER 09/30/2001	2 - PREVIOUS QUARTER 06/30/2001	3 - SAME QUARTER PREVIOUS YEAR 09/30/2000
Paid-up capital			
1- Common	15,000,000	15,000,000	15,000,000
2- Preferred	28,199,978	28,199,978	28,199,978
3- Total	43,199,978	43,199,978	43,199,978
In Treasury			
4- Common	0	0	0
5- Preferred	0	0	0
6- Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY:
Commercial, Industrial & other types of company
2 - SITUATION
Operational
3 - TYPE OF SHARE CONTROL
State-owned company
4 - ACTIVITY CODE
1040200 - Fuel Distributor
5 - MAIN ACTIVITY
Wholesale trade of fuel and lubricants
6 - TYPE OF CONSOLIDATION
Not presented
7 - TYPE OF SPECIAL AUDIT REPORT
Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD) N°	3 - NAME OF THE COMPANY

01. 08 - INTEREST ON CAPITAL/DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - INTEREST ON CAPITAL OR DIVIDENDS	5 - BEGINNING PAYMENT	6 - TYPE OF SHARES	7 - INTEREST ON CAPITAL OR DIVIDENDS PER SHARE

01. 09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$/THOUSAND)	4 - AMOUNT OF CHANGE (R$/THOUSAND)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - PRICE OF SHARE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE	2 - SIGNATURE
11/08/2001	

(A free translation of the original Quarterly Financial Information in Portuguese, prepared in accordance with the requirements of Brazilian Corporate Law)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Brazilian Corporate Law
As of 09/30/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers' record number)
0 1424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2001	4 - 06/30/2001
1	TOTAL ASSETS	3,769,506	3,437,456
1.01	CURRENT ASSETS	2,383,096	2,159,169
1.01.01	CASH AND CASH EQUIVALENTS	69,970	36,532
1.01.02	CREDITS	1,640,317	1,518,529
1.01.02.01	ACCOUNTS RECEIVABLE	1,171,641	1,064,536
1.01.02.02	PROVISION FOR DOUBTFUL DEBTS	(44,022)	(44,729)
1.01.02.03	LOANS RECEIVABLE	313,564	287,076
1.01.02.04	CONDITIONAL LOANS	27,234	25,656
1.01.02.05	VALUED ADDED TAX TO BE RECOVERED AND PASSED ON	171,900	185,990
1.01.03	INVENTORIES	589,845	501,622
1.01.04	OTHER	82,964	102,486
1.01.04.01	PREPAID EXPENSES	7,508	7,644
1.01.04.02	OTHER CREDITS	75,456	94,842
1.02	NON-CURRENT ASSETS	553,554	523,007
1.02.01	DIVERSE CREDITS	474,907	468,191
1.02.01.01	LOANS RECEIVABLE	121,159	126,558
1.02.01.02	CONDITIONAL LOANS	113,092	104,321
1.02.01.03	JUDICIAL COLLECTIONS	322,303	323,526
1.02.01.04	PROVISION FOR DOUBTFUL DEBTS	(324,278)	(325,189)
1.02.01.05	JUDICIAL DEPOSITS	103,033	97,977
1.02.01.06	AGÊNCIA NACIONAL DO PETRÓLEO - NATIONAL PETROLEUM AGENCY	16,428	16,430
1.02.01.07	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	123,170	124,568
1.02.03	OTHER	78,647	54,816
1.02.03.01	PREPAID EXPENSES	51,167	50,981
1.02.03.02	OTHER NON-CURRENT ASSETS	27,480	3,835
1.03	PERMANENT ASSETS	832,856	755,280
1.03.01	INVESTMENTS	107,767	113,313
1.03.01.01	IN AFFILIATES	48,078	55,089
1.03.01.02	IN SUBSIDIARIES	54	54
1.03.01.03	OTHER INVESTMENTS	59,635	58,170
1.03.01.03.01	PARTICIPATION IN OTHER COMPANIES	11,832	10,367
1.03.01.03.02	INVESTMENT FUND - TAX INCENTIVES	47,774	47,774
1.03.01.03.03	OTHER	29	29
1.03.02	PROPERTY, PLANT & EQUIPMENT	686,329	641,967
1.03.03	DEFERRED ASSETS	38,760	

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
QUARTERLY INFORMATION - ITR **Brazilian Corporate Law**
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY **As of 09/30/2001**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers' record number)
0 1424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2001	4 - 06/30/2001
2	TOTAL LIABILITIES	3,769,506	3,437,456
2.01	CURRENT LIABILITIES	1,741,867	1,558,425
2.01.03	SUPPLIERS	747,942	656,186
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	85,703	85,136
2.01.04.01	TAXES	56,087	55,315
2.01.04.02	SOCIAL CONTRIBUTION	29,616	29,821
2.01.05	DIVIDENDS PAYABLE	26,175	0
2.01.05.01	INTEREST ON CAPITAL	26,175	
2.01.07	DEBTS WITH RELATED PARTIES	807,152	734,257
2.01.07.01	TRANSACTIONS WITH PARENT COMPANY	807,152	734,257
2.01.08	OTHER	74,895	82,846
2.01.08.01	ADVANCES FROM CLIENTS	20,655	38,724
2.01.08.02	OTHER CURRENT LIABILITIES	54,240	44,122
2.02	NON-CURRENT LIABILITIES	367,886	273,388
2.02.03	PROVISIONS	292,085	273,388
2.02.03.01	CONTINGENCIES	93,151	82,323
2.02.03.02	A.M.S. LIABILITIES	198,934	191,065
2.02.05	OTHERS	75,801	0
2.02.05.01	PETROBRAS VIDA PLAN	75,801	0
2.05	STOCKHOLDERS' EQUITY	1,659,753	1,605,643
2.05.01	CAPITAL	812,107	812,107
2.05.02	CAPITAL RESERVES	53,993	53,993
2.05.02.01	TAX INCENTIVES	53,993	53,993
2.05.04	REVENUE RESERVES	69,154	69,154
2.05.04.01	LEGAL	65,094	65,094
2.05.04.02	STATUTORY	4,060	4,060
2.05.05	ACCUMULATED EARNINGS/DEFICIT	724,499	670,389

Financial Information in Portuguese, prepared
in accordance with the requirements of Brazilian
Corporate Law)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Brazilian Corporate Law
As of 09/30/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers' record number)
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

03.01 - STATEMENT OF INCOME (THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 07/01/2001 to 09/30/2001	4 - From 01/01/2001 to 09/30/2001	5 - From 07/01/2000 to 09/30/2000	6 - From 01/01/2000 to 09/30/2000
3.01	GROSS SALES AND SERVICES REVENUE	5,362,183	14,577,323	4,234,561	10,904,105
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,017,244)	(2,801,402)	(837,402)	(2,342,030)
3.03	NET SALES AND SERVICES REVENUE	4,344,939	11,775,921	3,397,159	8,562,075
3.04	COST OF PRODUCTS AND SERVICES SOLD	(3,956,624)	(10,818,272)	(3,094,374)	(7,792,574)
3.05	GROSS PROFIT	388,315	957,649	302,785	769,501
3.06	OPERATING REVENUE (EXPENSES)	(258,544)	(638,379)	(140,048)	(496,623)
3.06.01	SELLING	(151,889)	(428,021)	(102,812)	(357,642)
3.06.02	GENERAL AND ADMINISTRATIVE	(39,459)	(121,427)	(30,738)	(91,589)
3.06.03	FINANCIAL	(9,845)	(9,710)	5,840	(11,206)
3.06.03.01	FINANCIAL INCOME	26,666	94,906	24,669	59,336
3.06.03.02	FINANCIAL EXPENSES	(36,511)	(104,616)	(18,829)	(70,542)
3.06.04	*OTHER OPERATING INCOME*	*21,556*	*50,983*	*11,491*	*31,379*
3.06.04.01	EQUITY VARIATIONS	31	205	166	201
3.06.04.02	EQUITY INCOME	12,858	31,341	8,480	25,614
3.06.04.03	EXCHANGE ADJUSTMENTS	5,260	12,390	884	2,178
3.06.04.04	OTHER	3,407	7,047	1,961	3,386
3.06.05	OTHER OPERATING EXPENSES	(78,907)	(130,204)	(23,829)	(67,565)
3.06.05.01	TAXES	(22,078)	(59,157)	(15,018)	(46,697)
3.06.05.02	EXCHANGE ADJUSTMENTS	0	(342)	(36)	(1,472)
3.06.05.03	PROVISIONS FOR CONTINGENCIES	(10,828)	(10,860)	1,485	5,821
3.06.05.04	PROVISION FOR AMS	(7,869)	(20,982)	(6,989)	(21,729)
3.06.05.05	EQUITY VARIATIONS	(1,091)	(1,822)	(3,271)	(3,488)
3.06.05.06	PETROBRAS VIDA PLAN	(37,041)	(37,041)	0	0
3.06.06	EQUITY ACCOUNTING ADJUSTMENTS	0	0	0	0
3.07	OPERATING INCOME	129,771	319,270	162,737	272,878
3.08	NON - OPERATING INCOME	15,748	20,467	1,008	4,889
3.08.01	INCOME	15,912	21,212	1,091	6,013
3.08.02	*EXPENSES*	*(164)*	*(745)*	*(83)*	*(1,124)*
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS	145,519	339,737	163,745	277,767
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(47,835)	(118,731)	(49,353)	(105,548)
3.11	DEFERRED INCOME TAX	(1,398)	(716)	(5,724)	3,250
3.12	STATUTORY PARTICIPATIONS/CONTRIBUTIONS	(12,800)	(12,800)	0	0
3.12.01	PARTICIPATIONS	(12,800)	(12,800)	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	83,486	207,490	108,668	175,469
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	43,199,978	43,199,978	43,199,978	43,199,978
	EARNINGS PER SHARE	0.00193	0.00480	0.00252	0.00406
	LOSS PER SHARE				

1 Operations

Petrobras Distribuidora S.A. - BR is a public and private joint stock company and a subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The objectives of the Company are, within the legal guidelines, the distribution, commercialization and industrialization of petroleum by-products and related products, other fuels, products sold in service stations and input materials relating to the oil industry, as well as import and export activities.

2 Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting principles determined by Brazilian Corporate Law and with the regulations established by the Brazilian Securities Commission - CVM and by the Institute of Independent Auditors of Brazil (IBRACON).

3 Significant Accounting Principles

The following are among the more significant accounting principles adopted for the preparation of the financial statements:

a) Determination of income, current and non-current assets and liabilities

Income is determined on the accrual basis and includes the revenue, charges and monetary or exchange variations, in accordance with official indexes and rates, on current and non-current assets and liabilities as well as, where applicable, the effects of adjustment of assets to market or realizable values.

b) Provision for doubtful debts

This is established in an amount considered adequate to cover possible losses on the realization of accounts receivable.

c) Conditional loans

The amounts to be absorbed are amortized proportionately to the contractual terms.

3 Significant Accounting Principles (continued)

d) Inventories

Inventories of products for sale are valued at average purchase or production cost, adjusted, when applicable, to their realizable market values, where these values are lower than cost. Inventories of maintenance materials and supplies are stated at average purchase cost, not exceeding replacement cost.

e) Investments

These are stated at cost, restated up to December 31, 1995, less the provision for losses, where applicable.

f) Property, plant and equipment

The item Property, plant and equipment is stated at cost, restated up to December 31, 1995. Depreciation is calculated on the straight-line basis at rates that take into account the useful life of the assets.

g) Income tax and social contribution

The provisions for income tax (including tax incentives) and social contribution on net income are based on the rates laid down by the legislation in force.

4 Provision for Doubtful Debts

The provision made as of September 30, 2001 under current and non-current assets, in the amount of R$ 368,300 thousand, was decreased by R$ 1,618 thousand when compared with the provision made as of June 30, 2001.

For the provision established for accounts receivable recorded in current and non-current assets, the Company analyzes the debtors and their respective amounts overdue, in order to provide for those considered doubtful and not yet passed on for judicial collection. The Company provides for the total value of bills in judicial collection, regardless of mortgage securities and fiduciary guarantees provided.

5 Credits - Loans Receivable

These refer to loans in kind and of products provided by the Company to clients, in exchange for guarantees, for the purpose of implementing or modernizing gas stations, and also as negotiation of overdue debts.

The financial charges and the amortization periods are established in accordance with contractual provisions, based on economic and financial appraisals of each negotiation.

6 Conditional Loans

These refer to the portion of loan transactions carried out in accordance with contractual provisions that will no longer be payable since the client has complied with these provisions, and the portions are therefore absorbed by the Company.

The Company recognizes in income the portions to be absorbed, in proportion to the terms of the contracts, and an amount of R$ 15,323 thousand was recorded in sales expenses in the third quarter of 2001 (R$ 15,919 thousand in the third quarter of 2000).

7 Inventories

	September 30, 2001	June 30, 2001
Products for sale:		
Products derived from petroleum	505,472	424,163
Alcohol		
Anhydrous alcohol	33,135	30,356
Hydrated alcohol	28,341	24,035
Total products for sale	566,948	478,554
Maintenance material and supplies	22,897	23,068
Total	589,845	501,622

Of the total products for sale at September 30, 2001, R$ 138,943 thousand were located in tanks owned by third parties (R$ 127,720 thousand at June 30, 2001).

8 Value Added Tax to be Recovered and Passed on

The VAT to be recovered, in the amount of R$ 71,641 thousand (R$ 73,795 thousand at June 30, 2001), refers to the tax credit determined on the movement of products and materials.

The VAT of R$ 100,259 thousand (R$ 112,195 thousand at June 30, 2001) to be passed on represents the tax charges on inventories, basically diesel oil, gasoline and anhydrous alcohol, paid in advance through tax substitution to PETROBRAS. The tax is passed on to the sale price of the products.

9 Agência Nacional do Petróleo (National Petroleum Agency) - ANP

Credits of R$ 16,428 thousand at September 30, 2001 receivable from the Agência Nacional do Petróleo (National Petroleum Agency) and classified in non-current assets refer to claims for reimbursement of freight prior to 1996, recorded at their historic values, which are still under analysis by the ANP.

10 Deferred Income Tax and Social Contribution

In accordance with CVM Resolution No. 273/98, the Company has recognized deferred income tax and social contribution of R$ 123,170 thousand determined on temporary differences, classified in non-current assets. Of this amount, R$ 716 thousand were recorded in net income for the year.

a) Summary of deferred tax assets - in thousands of reais

	Assets formed (realized) during the year	Assets formed in prior years	Non-current assets
Social contribution	(247)	32,911	33,664
Income tax	(469)	90,975	90,506
	(716)	123,886	123,170

10 Deferred Income Tax and Social Contribution (continued)

b) Deferred tax assets - in thousands of reais

	Social contribution	Income tax
Prior years	32,911	90,975
Current year		
Provisions	(690)	(1,917)
Amortization of conditional loans	479	1,330
Other	(36)	118
	(247)	(469)
	32,664	90,506

c) Reconciliation between amounts recognized in income up to September 30, 2001 and the tax book values - in thousands of reais

	Base	Social contribution 9%	Income tax 25%
Income (loss) before income tax and social contribution	339,737	(30,576)	(84,934)
Permanent additions, net	20,405	(1,836)	
	17,792		(4,448)
Fiscal incentives for income tax reduction			2,329
Other			18
		(32,412)	(87,035)
Current and deferred income tax and social contribution		(119,447)	

11 Investments

	September 30, 2001	June 30, 2001
Shareholdings		
Subsidiary company (a)	54	54
Associated companies - gas (b)	48,078	55,089
Other	11,832	10,367
Tax incentives	47,774	47,774
Others	29	29
Total	107,767	113,313

a) The Company's subsidiary, Postos Estações de Serviços S.A., whose paid-up capital at September 30, 2001 was R$ 54 thousand, was formed with the objective of enabling the transfer, to Repsol-YPF, of contractual rights to supply 40,000 m^3/month of fuels and items existing in gas stations using the BR flag, in view of the completion of the negotiation for the exchange of assets between PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Repsol-YPF. The reference economic value of POSTOS ESTAÇÕES DE SERVIÇOS S.A. is estimated at US$ 60 million (sixty million U.S. dollars). In turn, Petrobras Distribuidora S.A. - BR will receive equity participation in a company of the REPSOL YPF group equivalent to a 12.3% participation in the capital of Eg3 S.A., valued at the same reference economic value. When the exchange of assets effectively takes place, the 12.3% equity participation in the capital of Eg3 will be simultaneously transferred to PETRÓLEO BRASILEIRO S.A. or to DOWNSTREAM PARTICIPAÇÕES S.A., in exchange for the payment of an amount in reais equivalent to US$ 60 million (sixty million U.S. dollars) to Petrobras Distribuidora S.A.

11 Investments (continued)

b) Information on Associated Companies - Gas

Associated company	Investment value	Number of paid-up shares (in lots of 1,000 shares)			Participation in Capital (%)	
		Total	Common	Preferred	Total	Voting
ALGÁS - Gás de Alagoas S.A.	1,670	43,958	8,650	35,308	41.50	24.50
BAHIAGÁS - Cia. de Gás da Bahia	4,220	1,598	314	1,284	41.50	24.50
CEGÁS - Cia. de Gás do Ceará	1,465	16,351	3,218	13,133	41.50	24.50
CEG - RIO S.A.	4,988	498,756	108,596	390,160	25.00	16.33
COMPAGÁS - Cia. Paranaense de Gás	9,942	8,232	2,744	5,488	24.50	24.50
COPERGÁS - Cia. Pernambucana de Gás	3,497	5,462	1,075	4,387	41.50	24.50
EMSERGÁS - Empresa Sergipana de Gás	1,458	136,511	26,864	109,647	41.50	24.50
MSGÁS - Cia. de Gás do Estado de Mato Grosso do Sul	330	3,307	1,102	2,205	49.00	49.00
PBGÁS - Cia. Paraibana de Gás	1,259	234	46	188	41.50	24.50
POTIGÁS - Cia. Potiguar de Gás	2,093	1,762	347	1,415	41.50	24.50
RONGÁS - Cia. Rondoniense de Gás	191	265	52	213	41.50	24.50
SCGÁS - Cia. de Gás de Santa Catarina	13,366	2,798	523	2,275	41.00	23.00
SULGÁS - Cia. de Gás do Estado do Rio Grande do Sul	3,599	10,143	10,143	-	49.00	49.00
Total investment in associated companies	48,078					

At a meeting held on August 3, 2001, the Board of Directors of Petrobras Distribuidora S.A. - BR approved the transfer of its equity participation in piped gas companies to Petróleo Brasileiro S.A. - PETROBRAS and determined that this transfer will occur through the use of credits PETROBRAS holds with BR, of receivables arising from future fuel sales, of cash, of fixed assets or of other assets, based on negotiations to be held by the companies. The outcome of the negotiations will be submitted to the Board of Directors of both PETROBRAS and BR for approval. In order that this transaction can be effected, a specialized company was engaged to assess the market value of these participations, and this process is underway.

The Company and MGÁS agreed to convert the advance for future capital increase by Petrobras Distribuidora S.A., in the amount of R$ 6,667 thousand, into an intercompany loan agreement.

12 Property, Plant and Equipment

	Annual depreciation rate	September 30, 2001	June 30, 2001
Buildings	4%	157,857	156,007
Improvements	4%	104,993	102,586
Equipment and installations	10% to 20%	838,604	793,072
Software	20%	7,392	7,168
Accumulated depreciation (a)		(602,967)	(588,135)
		505,879	470,698
Land	-	100,333	99,683
Construction in progress	-	80,117	71,586
Total		686,329	641,967

(a) R$ 16,903 thousand recorded in the third quarter of 2001 (R$ 16,744 thousand in the second quarter of 2001).

13 Transactions with the Parent Company

These refer to financial transactions with the parent company PETRÓLEO BRASILEIRO S.A. - PETROBRAS, under normal market conditions for similar transactions, aimed at the settlement of operations for the purchase and sale of products, in the amount of R$ 771,941 thousand (R$ 718,520 thousand at June 30, 2001), and of financial operations, in the amount of R$ 35,211 thousand (R$ 15,737 thousand at June 30, 2001).

At September 30, 2001, the Company also has a balance of R$ 555,421 thousand (R$ 494,173 thousand at June 30, 2001) payable to the parent company for products supplied, which is included in the balance of the Suppliers account.

14 Benefits Provided to Employees

a) PENSION PLAN - Petrobras Social Security Foundation - PETROS

The main objective of PETROS is to supplement the benefits assured and provided by the social security system to employees of PETROBRAS, its subsidiaries, affiliated and other companies and to the employees of PETROS itself.

The supplementary plan adopted by PETROS for employees of PETROBRAS and of the majority of its subsidiaries and affiliates (PETROBRAS Plan), is that of defined benefits. At September 30, 2001, the following sponsoring companies belonged to the PETROS Plan: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, and the subsidiaries PETROBRAS DISTRIBUIDORA S.A. - BR, PETROBRAS GÁS S.A. - GASPETRO, PETROBRAS INTERNACIONAL S.A. - BRASPETRO, PETROBRAS QUÍMICA S.A. - PETROQUISA, as well as Petroquímica do Nordeste S.A. - COPENE, Trikem S.A., ULTRAFÉRTIL S.A., Companhia Petroquímica do Sul - COPESUL, Petroflex Indústria e Comércio S.A., Petroquímica União S.A. - PQU, Nitriflex S.A. - Indústria e Comércio, DSM - Elastômeros Brasil Ltda. and PETROS.

In order to achieve its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan.

At September 30, 2001, the amount paid by Petrobras Distribuidora S.A. - BR, relating to the active employees, totaled R$ 9,298 thousand (R$ 8,877 thousand at September 30, 2000).

The global ratio for normal contributions - sponsor/participants of the PETROS Plan from January to September 2001, considering only those relating to PETROBRAS and its subsidiaries, was 0.96 (0.96 at September 30, 2000).

In accordance with the Regulations of the PETROS Plan (defined benefits) and the legislation in force, the Company and other sponsors undertake to provide, if necessary, additional funds if a marked insufficiency is noted in the technical reserves of the PETROS Plan. To date, the Company has not been asked to make any complementary payment to the technical reserves.

14 Benefits Provided to Employees (continued)

The PETROS funding plan is evaluated by independent actuaries, on a capitalization basis, adopted overall. The last actuarial evaluation was carried out in September 2000.

On May 11, 2001 the PETROBRAS Board of Directors approved the creation of a mixed retirement scheme for current and new employees, based on defined contributions for programmable benefits and on defined benefits for risk benefits.

PETROBRAS decided to adopt a new supplementary retirement benefit plan for employees in order to attract and secure qualified professionals with profiles suitable for the current competitive market, in addition to providing a significant reduction in risks to PETROBRAS in relation to future liabilities with the PETROS Foundation, and also improve the transparency of the equity position.

The new plan was submitted to the Coordination and Control Department of State Companies (DEST) and to the Secretariat for Complementary Social Security (SPC) for approval, and was approved with certain amendments.

On October 1, 2001, the PETROBRAS Board of Directors approved the amendments introduced by governmental agencies.

The migration of the participants is voluntary and began on October 15, 2001, with estimated completion by December 7, 2001.

The principal characteristics of the new plan are as follows:

- For participants who decide to migrate, the benefits (proportional right at the time of migration) as calculated by the terms of the old plan will be settled by the Sponsor with PETROS, and the latter will pass these amounts on to the participants in the form of a (proportional) supplement as from the retirement date. This supplementary benefit is guaranteed by the Company only to those who opt for the settled benefit. The beneficiary will undertake the related risk should he decide to change the settled benefit into mathematical reserves;

14 Benefits Provided to Employees (continued)

- The benefits paid by PETROS to retirees and pensioners will now be restated according to the IPCA - Comprehensive Consumer Price Index and will no longer be influenced by alterations effected by the Company on its salary policy, especially in relation salary adjustments. In the case of participants that choose not to migrate, certain parity rules will be applicable;

- With the new plan, there will be a reduction in the Company's contribution to the pension plan from 12.93% to 8% (on average) of the payroll;

- PETROBRAS VIDA plan has a defined contribution structure during the accrual period, and therefore no deficits will occur during this phase. After concession of the benefit, any deficit in the fund balance will be equally shared by the sponsor and the beneficiaries.

With the approval of the new PETROBRAS VIDA plan and the non-acceptance of new associations to the current PETROS plan, legally supported by Constitutional Amendment No. 20, of December 15, 1998 and Resolution No. 1 issued by the Complementary Social Security Management Council on December 20, 2000, which regulate the sponsor's and the participant's shared contribution in case of deficit, the amount of R$ 75,801 thousand was recorded in non-current liabilities as a provision for obligation payable to PETROS. Of this total, the actuarial insufficiency relating to active participants, amounting to R$ 39,417 thousand, is classified in deferred assets and is being recognized in income as from the third quarter of 2001 for the average period benefits become eligible (15 years). The actuarial deficit related to participants and/or beneficiaries who no longer provide services to the sponsor, totaling R$ 36,384 thousand, was recognized in the statement of income as other operating expenses.

The total costs with the discontinuance of the PETROS plan and the migration program of current participants to the new PETROBRAS VIDA plan will depend upon the level of adhesion achieved by the new plan and will be provided by the Company after conclusion of the migration process, on December 7, 2001.

14 Benefits Provided to Employees (continued)

b) Health care Benefits - Assistência Multidisciplinar de Saúde (AMS)

Petrobras Distribuidora, its parent company - PETROBRAS - and other subsidiaries guarantee medical and dental care to their employees (active and inactive) and their respective dependents. The plan used is that of defined coverage. Amounts spent by the plan (AMS) on the employees, while active, are recorded on the accrual basis.

With the objective of recognizing the costs of the health plan during the working life of the employees, those to be incurred after they retire and future costs of those already retired, the Company's quarterly information includes a provision of R$ 198,934 thousand (R$ 191,065 thousand at June 30, 2001), R$ 7,869 thousand of which were recognized during the third quarter of 2001 in other operating expenses.

The amount of this obligation is calculated by an independent actuary, based on historical data of costs incurred, sponsors' and employees' contributions, the variation in medicare costs, and biometric and other estimates, and is recorded at present value.

c) Employees' Participation

Employees' participation in income or results, as established by current legislation, is based either on spontaneous programs designed by the companies or on collective agreements made with employees or trade unions.

Accordingly, at September 30, 2001, the Company provided R$ 12,800 thousand for employees' participation in income or results recorded for 2001, based on a proposal negotiated with the trade union with regard to the collective agreement of 2001/2002, which considers the payment of two base salaries or R$ 2,500.00 per employee, whichever is higher, with no further deductions.

15 Contingencies

The Company is defending several legal suits, and has made legal deposits for some of them in the amount of R$ 103,033 thousand (R$ 97,977 thousand at June 30, 2001).

The Company's legal advisors analyzed the position in relation to all the cases in which the Company is cited as defendant as of September 2001 and classified them in three groups: (a) probable loss (80% possibility of losing the case), totaling R$ 93,151 thousand; (b) possible loss (50% risk), totaling R$ 500,474 thousand; and (c) remote chance of loss (20% possibility of losing the case), totaling R$ 307,502 thousand, representing a maximum total risk of R$ 901,126 thousand (R$ 668,808 thousand at June 30, 2001), of a total of approximately R$ 3,222,017 thousand (R$ 2,690,642 thousand at June 30, 2001) in amounts claimed.

The provision at September 30, 2001, in the amount of R$ 93,151 thousand (R$ 82,323 thousand at June 30, 2001), refers to probable losses.

16 Stockholders' Equity

a) Capital stock

The Company's subscribed and paid-up capital at September 30 and June 30, 2001 comprises 43,199,977,500 shares, 15,000,000,000 of which are common shares and 28,199,977,500 are preferred shares, all non-convertible with no par value. PETRÓLEO BRASILEIRO S.A. - PETROBRAS holds a 73.6% interest, comprising 31,796,099,962 shares, 14,979,393,147 of which are common shares and 16,816,706,815 are preferred shares. In accordance with Article 1 of the Company's bylaws, a minimum of 50% plus one share of voting capital must be held by PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

b) Dividends

The stockholders are assured of a minimum dividend of 25% of net adjusted income for the year, calculated in accordance with Article 202 of Law 6404/76. Article 4 of the Company's bylaws assures preferred shares a minimum return of 6% on the capital stock represented by this type of share.

c) Interest on capital

At a meeting held by the Company's Board of Directors on August 3, 2001, approval was given to the advanced distribution of remuneration to stockholders amounting to R$ 29,376 thousand, in the form of interest on capital, as determined by Law No. 9249/95 and CVM Resolution No. 207/96.

This credit was recorded in the accounting records on August 6, 2001, corresponding to R$ 0.68 per lot of 1,000 common and preferred shares, and is subject to withholding income tax at a rate of 15%, except for stockholders with immunity or tax exemption. The equity position considered for the advanced distribution of remuneration in the form of interest on capital was that of August 3, 2001. The effective payment date is still to be defined.

Interest on capital will be deducted from dividends to be recorded at the end of the 2001 fiscal year and will be restated at the SELIC rate variation, from the date of credit to December 31, 2001, and then up to the effective date of payment.

17 Financial Instruments

Accounts receivable and payable have maturities compatible with the transactions normally carried out by the Company and values equivalent to market values. Capital participations arise basically from insignificant investments in associated private companies. Other financial instruments, when significant, are mentioned in the respective notes.

ECONOMIC AND FINANCIAL PERFORMANCE

On September 30, 2001, gross revenues from sales and services reached R$ 14,577, recording an increase of 33.7% over the same period of the previous year, basically as a result of fuel price increases.


Gross Sales Revenue
In millions of R$
6,000
5,000
4,000
3,000
2,000
1,000
0
Up to Sept 2000
Up to Sept 2001
3,172
4,343
354
307
3,731
5,414
1,777
1,894
902
1,298
226
268
92
167
179
189
471
697
Gasoline
Alcohol
Diesel
Fuel oil
Aviation Products
Lubricants
Natural gas
Asphalt
Others

The gross margin of R$ 958 million represented an increase of 24.5% over the R$ 769 million recorded for the period from January to September 2000. This margin indicates the consolidation of regular market operations, a tendency which was strengthened as from July 2000, when the way PASEP and COFINS are levied on the sale of automotive gasoline, diesel oil, LPG and fuel alcohol was modified: they are now levied solely on sales made by the refineries at increased rates, disencumbering the other elements of the supply chain from the payment of these charges. The net profit recorded up to September 2001 reached R$ 207 million, whilst the net profit for the same period of 2000 was R$ 175 million.

ECONOMIC AND FINANCIAL PERFORMANCE (continued)

The actuarial projection of BR's liabilities linked to the process of migration to the new pension plan Petrobras Vida identifies a commitment of R$ 309 million, also subject to the effective number of migrating participants and to the process of separating the groups within the existing plan. These costs will be recognized in BR's financial statements in accordance with the criteria to be adopted by the parent company Petrobras. In the third quarter of 2001, some R$ 36 million were recorded in net income for the period, which correspond to the portion of BR Distribuidora's responsibility for participants assisted (retirees and pensioners) in respect of the interruption of future generation of contributions to the existing pension plan.

The stockholders' equity in September 2001 reached R$ 1,660 million. The book value per 1,000 shares was R$ 38,42 and the market value of BR according to the BOVESPA quotation of September 30, 2001 was approximately R$ 1,179 million (R$ 27.30 per 1,000 shares).

MARKET POSITIONING (UNAUDITED)

With the improved regulation of the distribution market, it is possible to verify the re-establishment of normal commercial operations and the consequent increased competitiveness by analyzing the growth in sales by 14.3% in the third quarter (7,116,960 m^3) in relation to the first quarter of 2001 (6,228,278 m^3).

The sales volume of 20,125,821 m^3 up to September 2001 was 3.1% higher than that recorded in the same period of 2000 (19,522,199 m^3).


Sales Volume
In thousands of m3
Up to Sept 2000
Up to Sept 2001
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,085
3,265
495
353
6,795
7,688
5,172
4,607
1,833
1,846
150
152
298
430
391
452
1,303
1,333
Gasoline
Alcohol
Diesel
Fuel oil
Aviation Products
Lubricants
atural gas
Asphalt
Others

The global BR market share up to September 2001 reached 32.6% of global market sales in m^3, considering the resale and consumer segments. This shows a recovery in global market share, as BR's participation in the same period of the previous year was 31.6%.

MARKET POSITIONING (UNAUDITED)

THE MARKET SHARE BY COMPANY IS AS FOLLOWS:

UP TO SEPT 2001


OTHERS
21.3%
BR
32.6%
ESSO
8.8%
TEXACO
8.4%
IPIRANGA
15.2%
SHELL
13.7%

UP TO SEPT 2000


OTHERS
22.2%
BR
31.6%
ESSO
8.8%
TEXACO
9.0%
IPIRANGA
14.2%
SHELL
14.2%

In the consumer segment, BR is also market leader with a 47.2% market share and a significant difference over the next in place. In the automotive segment, BR's participation reached 22.0% up to September 2001.

INVESTMENTS

Investments made up to September 2001 totaled R$ 129 million, allocated as follows:

- R$ 78 million for the expansion and modernization of the service station network;
- R$ 15 million for the expansion, implementation and modernization of the distribution and storage infrastructure;
- R$ 19 million for the administrative infrastructure;
- R$ 14 million for the implementation of security and environmental protection systems;
- R$ 3 million for industrial/commercial clients' installations.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

ADDITIONAL INFORMATION TO THE QUARTERLY INFORMATION

a) Statement of Cash Flow

In thousands of reais

	September 30, 2001	September 30, 2000
Cash flow generated by operating activities	207,490	175,469
Net income for the year		
Adjustments:		
Depreciation and amortization	50,651	44,510
Residual value of permanent assets written off	745	1,124
Disposal of equity participation deposited with FND	(16,677)	
Provisions:		
Doubtful debts	15,567	60,897
Contingencies	10,860	(5,821)
Guarantees given		(33,175)
AMS liabilities	20,982	21,729
Petrobras Vida plan	36,384	
Deferred income tax and social contribution	716	(3,249)
Amortization of conditional loans	46,004	43,986
	372,722	305,470
Decrease (increase) in assets		
Short-term accounts receivable	(268,740)	(139,708)
Inventories	(48,580)	(48,592)
Other current assets	46,564	13,935
Non-current assets	(95,550)	(142,331)
Increase (decrease) in liabilities		
Suppliers	83,292	141,444
Taxes and social contributions	8,782	(25,261)
Other current and non-current liabilities	(32,013)	(31,832)
	(306,245)	(232,346)
Cash generated by operating activities	66,477	73,124
Cash flow used in financing activities		
Operations with parent company	138,218	24
Dividends paid to stockholders	(78,329)	
Cash used in financing activities	59,889	24
Cash flow used in investment activities		
Operating and commercial activities	(118,969)	(73,408)
Administrative activities	(8,706)	(7,505)
Equity participations	(136)	(1,132)
Others	(3,584)	(219)
Cash used in investment activities	(131,395)	(82,264)
Net variation for the year	(5,029)	(9,116)
Cash at the beginning of the year	74,999	57,699
Cash at the end of the year	69,970	48,583

ADDITIONAL INFORMATION TO THE QUARTERLY INFORMATION

b) Statement of value added

	In thousands of reais	
	September 30, 2001	September 30, 2000
Revenue	14,582,224	10,848,097
Sales of products and services	14,577,323	10,904,105
Provision for doubtful debts	(15,567)	(60,897)
Non-operating income, net	20,468	4,889
Consumables from third parties	13,065,850	9,395,190
Products and services	12,637,739	9,122,744
Materials, electricity, third-party services provisions and other	428,111	272,446
Gross added value	1,516,374	1,452,907
Retention	50,651	44,510
Depreciation	50,651	44,510
Net value added	1,465,723	1,408,397
Value added received in transfers	107,296	61,514
Financial and exchange income	107,296	61,514
Total value added available for distribution	1,573,019	1,469,911
Distribution of value added	1,573,019	1,469,911
Personnel and social charges	190,465	139,119
Taxes, fees and contributions	1,054,161	1,056,455
Financial and exchange expenses, interest and rentals	120,903	98,868
Retained earnings (deficit)	207,490	175,469

(A free translation of the original report in Portuguese
on limited review of Quarterly Financial Information)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
QUARTERLY INFORMATION - ITR **Brazilian Corporate Law**
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY **As of 09/30/2001**

01424-9 PETROBRAS DISTRIBUIDORA S.A. 34.274.233/0001-02

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

Report of Independent Accountants on Limited Review of Interim Financial Information

November 1, 2001

To the Board of Directors and Stockholders
Petrobras Distribuidora S.A.

1 We have carried out limited reviews of the Quarterly Report for the quarters and periods ended September 30 and June 30, 2001 and September 30, 2000, including the balance sheet, the statement of income, the notes to the financial information and the comments on the Company's performance for the quarter, all prepared under the responsibility of the Company's management.

2 Our limited reviews were conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operational matters relating to the procedures adopted for preparing the quarterly financial information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material adjustments that should be made to the Quarterly Report referred to above for it to be in accordance with accounting principles prescribed by Brazilian Corporate Law applicable to the preparation of quarterly financial information, together with the regulations established by the Brazilian Securities Commission - CVM.

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

4 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statements of cash flow and of value added are presented as additional information, and are not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Luiz Márcio Malzone
Partner
Contador CRC-RJ-31.376-O

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CGC (TAXPAYERS RECORD NUMBER)
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTMENT RELATIONS (BUSINESS ADDRESS)	1
01	04	REFERENCE/AUDITOR	1
01	05	CURRENT BREAKDOWN OF CAPITAL	1
01	06	CHARACTERISTICS OF THE COMPANY	1
01	07	CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	1
01	08	INTEREST ON CAPITAL/DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	1
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	1
01	10	INVESTOR RELATIONS DIRECTOR	1
02	01	BALANCE SHEET - ASSETS	2
02	02	BALANCE SHEETS - LIABILITIES	3
03	01	STATEMENT OF INCOME	4
04	01	NOTES TO THE QUARTERLY FINANCIAL INFORMATION	5
05	01	*COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER*	*19*
16	01	OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT	23
17	01	SPECIAL REVIEW REPORT	25